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                                     FORM 3
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                    Securities Exchange Act of 1934, Section
                       17(a) of the Public Utility Holding
                     Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person*

     Credit Suisse First Boston, on behalf of Credit Suisse
     First Boston business unit

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     (Last)          (First)          (Middle)

     Uetlibergstrasse 231, P.O. Box  CH-8045
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     (Street)

     Zurich, Switzerland
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     (City)          (State)           (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

     June 3, 1999

3. I.R.S. Identification Number of Reporting Person, if an entity
   (Voluntary)

4. Issuer name and Ticker or Trading Symbol

     Arch Communications Group, Inc.
     The trading symbol on the NASDQ National Market is "APGR".

5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

                 -- Director
                 x  10% Owner
                 -- Officer (give title below)
                 -- Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing
   (Check applicable Line)

                 x  Form Filed by One Reporting Person
                 -- Form Filed by More than One Reporting Person

              Table I Non-Derivative Securities Beneficially Owned

1. Title of Security   2. Amount of    3. Ownership        4. Nature of Indirect
   (Instr. 4)             Securities      Form: Direct        Beneficial
                          Beneficially    (D) or Indirect     Ownership
                          Owned           (I) (Instr. 5)      (Instr. 5)
                          (Instr. 4)


   Common Stock, par      15,767,356
   value $0.01 per share  shares               I              See Exhibit 1


   Class B Common Stock,
   par value $0.01        4,176,292
   per share              shares               I              See Exhibit 1

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
5(b)(v).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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



              Table II-- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of      2. Date Exer-       3. Title and Amount of     4. Conver-   5. Owner-          6. Nature of
   Derivative       cisable and         Securities Underlying      sion or      ship Form         Indirect
   Security         Expiration          Derivative Security        Exercise     of Deriv-         Beneficial
   (Instr. 4)       Date                (Instr. 4)                 Price of     ative             Ownership
                    (Month/Day/Year)                               Deri-        Security:         (Instr. 5)
                                                                   vative       Direct (D) or
                                                                   Security     Indirect (I)
                                                                                (Instr. 5)

                 Date      Expira-     Title          Amount or
                 Exer-     tion                       Number of
                 cisable   Date                       Shares

Stock Purchase   immedi-   5:00 p.m.   Common Stock   29,309       Initially     1                See Exhibit 1
Warrants         ately     New York                                at $3.01
                           City time,
                           September
                           1, 2001




**Intentional mistatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure


/s/ WILLIAM W. CHANDLER
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**Signature of Reporting Person
Name:  William W. chandler
Title: Director


6/25/99
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Date


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
                               EXHIBIT 1 TO FORM 3


NAME AND REGISTERED ADDRESS OF REPORTING PERSON

Credit Suisse First Boston, on behalf of
Credit Suisse First Boston business unit
Uetlibergstrasse 231, P.O. Box CH-8045
Zurich, Switzerland

DATE OF EVENT REQUIRING STATEMENT

June 3, 1999

ISSUER NAME AND TICKER OR TRADING SYMBOL

Arch Communications Group, Inc. The trading symbol on the Nasdaq National Market is "APGR".

EXPLANATION OF RESPONSES

This Form 3 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf if itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and an indirect wholly-owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business offices of CSFBC are 11 Madison Avenue, New York, New York, 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business; and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

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

CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.



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